Clifton Star Resources Inc.: Options Granted

VANCOUVER, BRITISH COLUMBIA--(Marketwire - 01/22/10) - Clifton Star Resources, Inc. (TSX-V:CFO - News)(Frankfurt:C3T - News) announces that it is granting 1,725,000 options to directors, officers and consultants at a price of $5.35 for a period of three years.

Nick Segounis, Director

Neither the TSX-Venture Exchange nor its regulatory provider (as the term is defined in the policies of the TSX-Venture Exchange) accepts responsibility for the accuracy or adequacy of this release.

Contacts:

Clifton Star Resources Inc.

Harry Miller

Direct: 425.453.0355

hmiller@cliftonstarresources.com

www.cliftonstarresources.com